                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           - - - - - - - - - - - - - -

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                       SMALL ISSUERS UNDER SECTION 12 (b)
                                       OR
                  12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           - - - - - - - - - - - - - -

                          GLOBAL CYBER SPORTS.COM, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                           - - - - - - - - - - - - - -


              UTAH                                    87-049 6591
        - - - - - - - - -                       - - - - - - - - - - - -
 (STATE OR OTHER JURISDICTION OF            (IRS EMPLOYER IDENTIFICATION NO.)

          409 Stanton Place
          Alexandria, VA                                   22304
    - - - - - - - - - - - -  - - -                     -- - - - - - -
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)

                                  703-823-4525
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                        - - - - - - - - - - - - - - - - -

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

                                      NONE
                        - - - - - - - - - - - - - - - - -

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE

           - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (TITLE OF CLASS)

                                  INTRODUCTION

        This is a Registration Statement on Form 10-SB relating to the common stock, par value $0.001 per share of Global Cyber Sports.Com, Inc., a Utah corporation ("GCSC" or the "Company"). GCSC has voluntarily filed this Registration Statement in order to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so as to permit the common stock to continue to trade on the OTC Electronic Bulletin Board. The Registration Statement contains the information required by Alternative 3 of Form 10-SB. From March 29, 1998 until March 2, 1999, the common stock has traded on the OTC Electronic Bulletin Board under the symbol TOCH. Since March 3, 1999, it has traded under the symbol "GCSC."

                           FORWARD-LOOKING STATEMENTS

        The following statements are or may constitute forward-looking statements:

        1. statements set forth in this Registration Statement, regarding possible assumed future results of operations, GCSC's ability to generate positive cash flows in the future, and GCSC's ability to expand its operations;

        2. any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

        3. other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.

        Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:

           -        general economic and business conditions;

           -        technology changes;

           -        competition;

           -        changes in business strategy or development plans;

           - the ability to attract and retain qualified management and staff; and

           - liability and other claims which might be asserted against GCSC.

        Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. GCSC's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that GCSC may issue in the future. GCSC does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

CORPORATE HISTORY

            The Company is the surviving corporation of a merger which occurred on February 26, 1999 between Starplan Technologies, Ltd. ("Starplan") and Touch-It, Inc. (OTCBB: TOCH) ("Touch-It"). Touch-It was incorporated on April 15, 1992 in the State of Utah. In the merger, Starplan merged into Touch-It which remained the surviving corporation. As part of the merger, Touch-It changed its name to Global Cyber Sports.Com Inc.

     At the time of the merger, Touch-It had 1,687,332 outstanding shares of common stock. Under the merger, Starplan's shareholder was to receive 26,320,000 shares. These shares however, were subject to reduction, share for share, for any additional shares which GCSC issued in a private placement which was to occur immediately following the merger. 885,026 shares were sold in this placement.

     Touch-It was engaged in the business of manufacturing and selling thermochromic products. Thermochromic products are basic items, such as paper, which are coated with a process which changes to a particular color when exposed to various degrees of temperature. It was GCSC's intent to develop websites dedicated to particular sports or aspects of sports so as to facilitate the sale of apparel and memorabilia, including memorabilia inspired by thermochromic products. Soon after the merger, Paul Wakefield, the original principal shareholder of Touch-It, determined to withdraw from the merged enterprise. Therefore, in exchange for $100, the thermochromic business was transferred to Mr. Wakefield in June, 1999.

     John Bloom, the Starplan shareholder and the principal shareholder of GCSC, became seriously ill in May 1999 and was unavailable to advance GCSC's business. Therefore, the business remained static until November, 1999, when members of the Bloom family agreed to transfer up to 10,000,000 of their GCSC shares to dezignCom Technology, Ltd. ("dezignCom"), a company based in Bournemouth, England. This company specializes in web-site development. With the support of dezignCom, GCSC is in the process of redesigning and redeveloping the GCSC web sites and securing additional management resources in the United States to relaunch the business. GCSC trades under the symbol "GCSC" on the OTC Bulletin Board.

BUSINESS OF THE COMPANY

     The current primary focus of the Company is to develop sports related web sites from which the Company can promote the sale of trademarked apparel and memorabilia. The Company's initial efforts are being directed toward the Formula 1 racing market. In March, 1999, through agreements with TSS&P, Europe's largest manufacturer of clothing and promotional material for the Formula 1 market, the Company acquired distribution rights in North America to general merchandise bearing the Ferrari, Benetton, Michael Schumacher, Damon Hill, Giancarlo Fisichella, Eddie Irvine and Johnny Herbert trademarks.

        The Company desires to attract traffic to its websites by offering content, such as news, chat, gossip and other information surrounding a particular sport or sports niche. In conjunction with a particular site, the Company's intent is to obtain the rights to sell merchandise, particularly apparel, to these visitors to its websites who have an interest in the content on the site. The Company also will seek to integrate or link its sites into the related websites of others. This, in turn, is intended to expand the Company's ability to sell the merchandise that the Company has secured the rights to sell.

        The Company's initial, test website was launched in March, 1999, as WEB-F1, to target the Formula 1 race car market. A magazine style format was used for this site. This site offered visitors access to Formula 1 racing information maintained in a proprietary database, games and online auctions of Formula 1 racing memorabilia. This site was integrated for the 1999 racing season with the ITV-F1 web-site. This site is operated by the television company, Granada, which has the television rights for Formula-1 racing. The Company intends to launch a new Formula 1 site for the 2000 racing season.

        Another objective of the Company is to develop standalone websites to solely promote and sell the merchandise that the Company has secured the rights to sell. These sites, in turn, can be linked to other websites under affiliate programs so that visitors to these other sites become potential purchasers of the Company's merchandise. An initial site, WearFerrari.com was launched in August, 1999, to sell merchandise bearing the Ferrari logo. WEB-F1.com and WearFerrari.Com are in the process of being redesigned. The Company intends to relaunch these sites in the Spring, 2000.

COMPETITION

        The Company will encounter many competitive factors in its business. Numerous websites compete for the same visitors that the Company hopes to attract. The owners of these websites often will have greater technical, financial and marketing resources and better industry relationships than the Company. Also, the Company does not now possess, nor does it anticipate it will ever possess, exclusive rights to the merchandise it has acquired or will acquire the right to sell. Therefore, other companies with the same rights will be able to compete, both through the web and otherwise, for customers of the merchandise. To the extent they have greater resources or can better attract customers for the merchandise, these competitors can adversely affect the Company's business.

LICENSE ARRANGEMENTS

        The Company signed an Agreement on March 29, 1999 with TSS & P, Twickenham, England, wherein the Company was granted the distribution rights for an indefinite term to Ferrari merchandise for the North American market (exclusive of Ferrari dealerships) and the Internet.

        The Company signed a second agreement on March 29, 1999 with TSS&P, Twickenham, England, wherein the Company was granted distribution rights for formula I apparel for such names as Benetton, Michael Schumacher, Damon Hill, Giancarlo Fisichella, Eddie Irvine and Johnny Herbert for the American market and the Internet.

EMPLOYEES

        The Company currently has no employees. Instead, it is relying upon dezignCom's employees and several consultants to relaunch its business.

        The Company's website is www.globalcybersports.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following analysis for the results of operations and financial condition of the Company should be used in conjunction with the financial statements, including the notes thereto, of the Company contained elsewhere in this Registration Statement.

OVERVIEW

        Until the merger between Touch-It and Starplan in February 1999, all of the Company's revenues were derived from Touch-It. Following the merger, neither Touch-It nor the business associated with GCSC produced any material revenue. The thermochromic business of Touch-It was divested for $100 in June, 1999. Therefore, the following analysis should be considered in reference to these factors.

1999 vs. 1998

        In 1999, the Company's revenue was $9,445 compared to $57,000 for the year ended December 31, 1998, a decrease of $50,755 or 81.4%. Operating expenses for 1999 were $87,091 compared to $226,000 for 1998, a decrease of $138,009 or 61.5%. Many of the services which were necessary to operate the Company's business in 1999 were provided on a voluntary basis, thereby reducing if not eliminating many operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

        The Company currently has no liquid resources to operate its business. As funds are required, John Bloom and his family have contributed additional capital. Except for expenses which are required to obtain certain services from third parties and to maintain the Company's status with governmental authorities, no expenses are currently being incurred to conduct day-to-day operations. Instead, third parties, such as dezignCom, have agreed to provide the services necessary to operate the business solely for equity derived from the GCSC shares which were originally issued to John Bloom in the merger which occurred in February, 1999.

        The Company anticipates increased cash demands as it gets ready to relaunch its business. The Company anticipates that these funds will be available from one or more current shareholders until positive cash flow is obtained from operations. Absent the contribution of these funds or if positive cash flow is not attained when anticipated, the Company will need to cease operations unless funds are obtained from other sources. No assurances exist that the funds will be available to the Company or, if available, that such funds will be made available upon terms acceptable to the Company.

ITEM 3. DESCRIPTION OF PROPERTY.

        Its business affairs are coordinated from the office of dezignCom in Bournemouth, England and in the United States from the office of Mr. Brad Pfeffer, Alexandria, Virginia.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth information as of February 22, 2000, with respect to the beneficial ownership of the common stock by (1) each person known by the Company to own beneficially 5% or more of the common stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the SEC including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. The Company has no outstanding options or warrants or rights to acquire common stock.

   NAME AND ADDRESS                     NUMBER OF              %
 OF BENEFICIAL OWNER                   SHARES OWNED          OWNED
------------------------------       ----------------   ----------------

John Bloom(1)                           2,699,436                 9.6
Paseo Maritimo
37,11 H Palma
Mallorca, Spain

Group 15, Ltd                           2,563,601                 9.2
Paseo Maritimo
37 11 H Palma
Mallorca, Spain

Gary Easterbrook(2)                     1,896,630                 6.8
5 Leven Close
Talbot Woods
Bournemouth, Dorset BN4 9LP
England

Shelton Jay Merrill                       100,000                   *
Director
5422 Wicklow Court
Alexandria, VA 22304

Anthony Broughton                       1,333,250                 4.8
CEO and Director
25 Valley View
Talbot Village
Poole, England

Brad Collier(3)                         1,896,631                 6.8
Treasurer and Director
The Wick Cottage
17 Dover Road
Poole, England

All executive officers and directors    3,329,881                11.9
 as a group

(1) John Bloom's shares are held as follows:

        Fudge Holdings, an offshore company in which he owns a 50% interest, 500,000, Anne, his wife, 433,000, John and Anne Bloom jointly, through Group 15, Ltd., an offshore company in which they own a 51% interest, 1,307,436 and through Triton Holdings an offshore Company in which they own a 51% interest, 459,000.

(2) Includes 948,315 shares held by Sandy Werrey-Easterbrook, his wife.

(3) Includes 948,315 shares held by Ruth Collier, his wife.

ITEM 5. DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The directors and executive officers of the Company, and significant employees of the Company are as follows:

Name                         Age            Position

Anthony Broughton            49             President, Chief Executive Officer and Director

Brad Collier                 44             Secretary, Treasurer and Director

Shelton Jay Merrill          50             Director

The Directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

ANTHONY BROUGHTON - PRESIDENT AND CHIEF EXECUTIVE OFFICER

Anthony Broughton, a Director of the Company since February 1999, was appointed President and Chief Executive Officer on December 23, 1999. Mr. Broughton is a consultant focused on merchandising of promotional goods to the sports sector in the UK. From 1994 - 1998 he acted as a consultant to the London Oil Refining Company working on chemical product development, in the UK and the Middle East.

BRAD COLLIER - SECRETARY, TREASURER

Brad Collier was appointed as Secretary, Treasurer and Director of the Company on December 23, 1999. Mr. Collier established dezignCom in 1998 in order to provide a full service offering to organizations wishing to establish an internet presence to commercially exploit their products. He directs dezignCom's sales activities. In 1997, Mr. Collier set up ESSP, a sales and marketing front-end for a consortium of companies that provided solutions to remedy the Y2K computer date problem. Mr. Collier's involvement in Y2K issues started in 1994 when he helped organize Millennium UK, the first consultancy organization in the UK to bring the Y2k issue to the attention of UK industry and government.

SHELTON JAY MERRILL - DIRECTOR

Shelton Jay Merrill was appointed to the Board of Directors on December 23, 1999. Mr. Merrill is presently Chairman of the Board of USA Media, Inc., a privately held computer software and e-commerce development company and Vice Chairman of the Board of Growth and Development Corporation, Inc. Mr. Merrill served as Chairman of the Board of Delaware Public Television, and is co-founder of WMDT-TV, an ABC network affiliate. Mr. Merrill's recent business ventures have included the development of new enabling computer technologies, e-commerce, environmental technologies and imports.

ITEM 6. EXECUTIVE COMPENSATION

        The following table presents certain information regarding the compensation paid during the previous three fiscal years to all individuals who served as the Company's chief executive officer during 1999.


             Name and                             Annual      Compensation      Other Annual
      Principal Position (1)           Year       Salary          Bonus         Compensation
      ------------------               ----       ------          -----         ------------

Anthony Broughton, CEO (2)             1999          0              0                0

                                       1998          0              0                0

                                       1997          0              0                0

Terry Reed, CEO (3)                    1999          0              0                0

                                       1998          0              0                0

                                       1997          0              0                0

Paul Wakefield, CEO (4)                1999          0              0                0

                                       1998          0              0                0

                                       1997          0              0                0

1. None of the individuals named below has received salaries, bonuses and benefits while serving as CEO or an employee for the years indicated.

2.      Mr. Broughton became CEO in December 23, 1999.

3.      Mr. Reed became CEO on February 26, 1999 and resigned in August 1999.

4. Mr. Wakefield had been CEO of Touch-It, Inc. prior to its merger with Starplan Technology, Ltd. on February 26, 1999. He had been CEO since the inception of Touch-It, Inc. in 1992.

        No executive employee of the Company have ever earned at least $100,000.

        The Company has not adopted any option or similar type of compensatory plan for the benefit of employees, directors and others.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On November 9, 1999, members of John Bloom's family agreed to transfer up to 10,000,000 shares to dezignCom in exchange for dezignCom providing executive management for the Company. In addition to such management services, dezignCom is to employ its internet related sales and marketing resources for the benefit of the Company. To date, the Bloom family members have transferred 8,198,000 shares to dezignCom.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL

        As of the date of this Registration Statement, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.001 par value, of which 28,007, 332 shares are outstanding. There are 193 shareholders of record. The following is a description of the securities of the Company taken from provisions of the Company's Articles of Incorporation. The following description is a summary and is qualified in its entirety by the above referenced provisions of the Articles of Incorporation.

COMMON STOCK

        Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights.

TRANSFER AGENT

The Company's transfer agent is Interwest Transfer, 1981 East 4800 South, Salt Lake City, Utah 84117.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET PRICE

The Company's common stock has been quoted on the OTC:BB since March 29, 1998 until March 2, 1999 under the symbol "TOCH". Commencing on March 3, 1999, the symbol was changed to "GCSC". The following table sets forth the high and low bid prices for the common stock for the quarters indicated.

                                    High Bid              Low Bid

First Quarter 1999                  8 3/8                      5
Second Quarter 1999                 8 1/4                      2
Third Quarter 1999                  3 5/8                      1/8
Fourth Quarter 1999                 17/32                      3/32

DIVIDENDS

        The Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon several factors including the profitability of the Company and general business conditions.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. RECENT CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

               None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        No securities that were not registered under the Securities Act of 1933, as amended, ("Securities Act") have been issued or sold within the past three years except as follows:

        1) In 1998, the Company, while operating as Touch-It, sold 687,332 shares to numerous individuals from which the Company raised $123,307. The shares were issued under Rule 504 of Regulation D under the Securities Act.

        2) In March 1999, the Company sold 885,026 shares to approximately 25 individuals from which the Company raised $67,226. The shares were issued under rule 504 of Regulation D under the Securities Act.

        3) In March 1999, the Company issued 2500 shares to Communard, Ltd. in exchange for legal services. The shares were issued under Section 4(2) of the Securities Act.

        4) In March 1999, the Company issued 2000 shares of stock to Paul Willems for sponsorship services. The shares were issued under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTOR AND OFFICERS

        The Company's Articles of Incorporation generally provide for indemnification of each director and officer absent such individual's willful negligence or willful misconduct. This right is in addition to and not in limitation of all other rights to which the individual is entitled as a matter of law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling the Company, the persons have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    Part F/S

The following financial statements of the Company are included in this Part F/S:

Touch-It, Inc. (predecessor company)

        -       Independent Auditor's Report
                Consolidated Balance Sheets for the years ended December 31, 1998 and 1997.

        - Consolidated Statements of Operations for the years ended December 31, 1998 and 1997

        - Consolidated Statement of Stockholders' Equity from January 1, 1997 to December 31, 1998

        - Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997

Notes to Consolidated Financial Statements

Global Cyber Sports.Com, Inc. (formerly known as Touch-It, Inc.)

        -       Consolidated Balance Sheet for the year ended December 31, 1999

        - Consolidated Statement of Operations for the year ended December 31, 1999

        - Consolidated Statement of Stockholder's Equity from January 1, 1999 to December 31, 1999

        - Consolidated Statements of Cash Flow for the year ended December 31, 1999

Notes to Consolidated Financial Statements.

                                    PART III

See the attached Exhibit Index.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2000

GLOBAL CYBER SPORTS.COM, INC.

By: /s/ ANTHONY BROUGHTON
        ----------------------------
        Anthony Broughton, President

                                  EXHIBIT INDEX

EXHIBIT         DESCRIPTION

2.1 Plan and Agreement of Merger of Starplan Technologies, Ltd. with and into Touch-It, Inc. under the name of Touch-It, Inc., dated February 26, 1999

2.2             Articles of Merger of Starplan Technologies, Ltd., into
                Touch-It, Inc.

2.3 Sale of certain assets and liabilities by Global Cyber Sports.Com, Inc. to Touch-It Nevada, Inc., dated June 10, 1999


3.1 Articles of Incorporation of Touch-It, Inc. (now known as Global Cyber Sports.Com, Inc.), dated, April 15, 1992

3.2 Articles of Amendment to the Articles of Incorporation of Touch-It, Inc. dated September 7, 1994

3.3 Articles of Amendment to the Articles of Incorporation, Amendment to Article 1, dated February 26, 1999

3.4 Articles of Amendment to the Articles of Incorporation, Amendment to Article V, dated February 26, 1999

3.5             By-laws

4.1             Specimen common stock certificate

10.1 Agreements dated March 29, 1999 between GlobalCyberSports.Com, Inc. And TSS&P, Inc.

99.1 Agreement between dezignCom Technology Ltd., Bournemouth, England and the Bloom family, dated November 9, 1999.

                            JANET LOSS, C.P.A., P.C.
                          CERTIFIED PUBLIC ACCOUNTANT
                       3525 S. TAMARAC DRIVE, SUITE 120
                             DENVER, COLORADO 80237



Board of Directors
Touch-It, Inc.

I have audited the accompanying balance sheets of Touch-It, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touch-It, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997.




/s/ JANET LOSS, C.P.A., P.C.

Janet Loss, C.P.A., P.C.

May 10, 1999

                                 TOUCH-IT, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997


                                                                                1998                    1999
                                                                                ----                    ----
                                                ASSETS
CURRENT ASSETS:
        Accounts Receivable, trade                                      $             4,371     $             5,353
        Inventory, at cost                                                           56,204                  89,600
                                                                        -------------------     -------------------
                TOTAL CURRENT ASSETS                                                 60,575                  94,953
                                                                        -------------------     -------------------


PROPERTY, PLANT & EQUIPMENT
        at cost, net of depreciation                                                 20,286                  25,286
                                                                        -------------------     -------------------
                TOTAL ASSETS                                            $            80,861     $           120,239
                                                                        ===================     ===================

                              LIABILITIES AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES:
        Accounts Payable                                                            271,864                 204,257
        Contracts Payable, Equipment                                                 11,063                  11,063
        Accrued Interest                                                             16,586                   8,766
        Notes Payable, Current Portion                                              225,254                 225,254
                                                                        -------------------     -------------------
                TOTAL CURRENT LIABILITIES                                           524,767                 449,340
                                                                        -------------------     -------------------

LONG-TERM LIABILITIES:
        Notes Payable, Long-Term Portion
        Loans Due to Investors                                                       65,535                  67,756
                                                                        -------------------     -------------------
                                                                                     65,535                  67,756
                                                                        -------------------     -------------------

STOCKHOLDERS' (DEFICIT):
        Common Stock, no par value,
        15,000,000 shares authorized,
        and 1,687,332 and 1,000,000 shares
        issued and outstanding                                                      812,882                 689,575

        Contributed Capital                                                         169,714                 223,882
        (Deficit)                                                                (1,492,037)             (1,310,314)
                                                                        -------------------     -------------------
        TOTAL STOCKHOLDERS' (DEFICIT)                                              (509,441)               (396,857)
                                                                        -------------------     -------------------

        TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY (DEFICIT)                                  $            80,861     $           120,239
                                                                        ===================     ===================


The accompanying notes are an integral part of the financial statements

                                 TOUCH-IT, INC.

                            STATEMENTS OF OPERATION

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                1998                     1997
REVENUES:
        Sales, Paper Products                                           $            56,076     $            38,524
        Sales, Kool-Kups                                                              1,300                  35,750
                                                                        -------------------     -------------------
        Total Sales, All Products                                                    57,376                  74,274
        Less:
        Sales Returns                                                                     -                       -
                                                                        -------------------     -------------------
        Discounts Allowed                                                                 -                       -
                                                                        -------------------     -------------------
        Total Returns and Discounts                                                       -                       -
                                                                        -------------------     -------------------
        NET SALES                                                                    57,376                  74,274
                                                                        -------------------     -------------------
COSTS OF GOODS SOLD:
        Parchment, materiels and supplies                                            50,720                  38,559
        Kool Kups, materiels & supplies                                               1,100                  39,726
        Freight Out                                                                   2,519                   9,156
        Outside Consulting                                                           28,487                  12,591
                                                                        -------------------     -------------------
        TOTAL COSTS OF GOODS SOLD                                                    82,826                 100,032
                                                                        -------------------     -------------------
                GROSS PROFIT (LOSS)                                                 (25,450)                (25,758)
                                                                        -------------------     -------------------
SELLING EXPENSES:
        Advertising and Promotion                                                    62,039                   8,837
        Trade Shows                                                                   1,200                       -
                                                                        -------------------     -------------------
        TOTAL SELLING EXPENSES                                                       63,239                   8,837
                                                                        -------------------     -------------------
GENERAL AND ADMINISTRATIVE EXPENSES:
        Accounting and Legal                                                            465                   7,715
        Bank Charges                                                                    989                   1,388
        Clerical Help                                                                     -                   3,575
        Depreciation Expense                                                          5,000                   5,000
        Interest Expense                                                              7,820                   9,535
        Internet Expense                                                                  -                     880
        Insurance Expense                                                               185                   1,181
        Miscellaneous Expenses                                                          825                     921
        Office Supplies and Expense                                                   5,150                     911
        Postal Expenses                                                                 820                   1,366
        Public Offering Expenses                                                     33,005                  21,500
        Rent Expense                                                                      -                   4,415
        Repairs and Maintenance                                                         240                     126
        State Taxes                                                                       -                     206
        Telephone Expenses                                                            9,791                   8,545
        Travel Expenses                                                              28,149                  37,186
        Utilities                                                                       595                       -
                                                                        -------------------     -------------------
        TOTAL GENERAL AND
          ADMINISTRATIVE EXPENSES                                                    93,034                 104,450
                                                                        -------------------     -------------------
NET (LOSS)                                                                         (181,723)               (139,045)
                                                                        ===================     ===================
NET (LOSS) PER SHARE                                                    $             (0.14)    $             (0.14)
                                                                        ===================     ===================
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES OUTSTANDING                                                    1,343,666               1,000,000
                                                                        ===================     ===================


    The accompanying notes are an integral part of the financial statements

                                 TOUCH-IT, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 For The Years Ended December 3l, 1998 and 1997


                           COMMON         COMMON                                                TOTAL
                           STOCK          STOCK         CONTRIBUTED                          STOCKHOLDERS'
                           SHARES         AMOUNT          CAPITAL          (DEFICIT)            DEFICIT
                          --------       --------      -------------      -----------       ---------------
Balance
    1-Jan-97               1,000,000      $ 689,575       $ 68,777        $ (1,171,269)       $ (412,917)

Additional Capital
contributed by
Stockholders                                              155,105                 -              155,105

Net (toss) for the
year ended
  31 -Dec-97                     -              -              -              (139,045)         (139,045)
                        --------------------------------------------------------------------------------

Balance
   1-Jan-98                1,000,000      $ 689,575       $223,882         ($1,310,314)        ($396,857)

Additional Capital
contributed by
Stockholders                                                69,139                                69,139

Shares issued
Stockholders for
capital contributions       (687,332)       123,307       (123,307)

Net Income (loss)
for the year ended
  31-Dec-98                     -             -              -                (181,723)         (181,723)
                        --------------------------------------------------------------------------------
Balance
  31-Dec-98                1,687,332       $812,882       $169,714         ($1,492,037)        ($509,441)
                        ================================================================================


The accompanying notes are an integral part of the financial statements

                                 TOUCH-IT, INC.

                            STATEMENTS OF CASH FLOWS

                 For The Years Ended December 3l, 1998 and 1997


                                                                       1998               1997
                                                                  --------------      --------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:


     Net (Loss)                                                   $    (181,723)      $    (139,045)

           Depreciation                                                   5,000               5,000

           Changes in
           Other current assets                                          34,378              (1,452)
           Current liabilities                                           75,427             218,779
           Increase (Decrease) in
               long-term liabilities                                     (2,221)           (243,416)
                                                                  --------------      --------------
     CASH PROVIDED (USED) IN
           OPERATING ACTIVITIES                                         (69,139)           (160,134)
                                                                  --------------      --------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

     Deposits                                                              -                    750
     Purchase of fixed assets                                              -                    -
                                                                  --------------      --------------

     CASH (USED) IN INVESTING ACTIVITIES                                   -                    750
                                                                  --------------      --------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

     Increase (Decrease)
     in Capital Stock
                                                                        123,307                 -

     Increase (Decrease)
     in Contributed Capital                                             (54,168)            155,105
                                                                  --------------      --------------

     CASH PROVIDED BY FINANCING ACTIVITIES                               69,139             155,105
                                                                  --------------      --------------

NET INCREASE (DECREASE) IN CASH                                            -                 (4,279)

CASH, BEGINNING OF YEAR                                           $        -          $       4,279
                                                                  --------------      --------------

CASH, END OF YEAR                                                 $        -          $         -
                                                                  ==============      ==============



The accompanying notes are an integral part of the financial statements.

                                TOUCH-IT, INC.,


                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Touch-It, Inc., (the Company) was incorporated in Utah on April 15, 1992 for the purpose of manufacturing and marketing paper products that have been treated with thermochromic inks and dyes. This process creates paper products that change color upon touch.

     Accounting Method
     The Company records income and expenses on the accrual method.

     Year-end
     The Company has elected to have a fiscal year ended December 31st.

     Inventory
     Inventory, consisting of imprinted paper stock, work in process and finished goods, is recorded at the lower of cost or market value. The Company's Inventory at each year-end is as follows:


                          12/31/98         12/31/97
                          --------         --------
Raw Material              $11,500          $18,500
Work in Process           $33,000          $56,000
Finished Goods            $11,704          $15,100
                          -------          -------
     Total                $56,204          $89,600
                          -------          -------


     Public Offering Costs
     The costs incurred in connection with its public offering have been charged to operations as incurred.

     Use of Estimates
     The preparation of financial statements in accordance with generally accepted accounting Principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses reported for the periods presented. The company regularly assesses these estimates and, while actual results may differ, management believes that the estimates are reasonable.

     Change in Company's Location
     The Company moved its operations to Indiana in 1997 and closed its office and operations in Utah.

                                TOUCH-IT, INC.,

                         NOTES TO FINANCIAL STATEMENTS

NOTE 2- GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

The Company's ability to continue as a going concern is dependent on obtaining sufficient additional financing through a public offering. (See Note 7.)

NOTE 3-INCOME TAXES

As of December 31, 1998, the Company had a net operating loss carryforward for income tax purposes of approximately $1,492,037 to offset future taxable income. However, the Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company pays travel expenses for the Company's officers for required sales and marketing activities. Certain Stockholders have advanced the Company, either as loans or as Contributed Capital, funds to enable the Company to meet its working capital needs. Additionally, the Company has paid a stockholder consulting fees of $25,487 and $12,591 in 1998 and 1997, respectively. The Company has been provided an office on a rent-free basis by a major stockholder of the Company for 1997 and 1998. Also, in 1999, the Company will be provided office space at no charge.

NOTE 5- NOTES PAYABLE CURRENT PORTION

Notes Payable-Current includes $157,740 payable to James River Paper Corporation, which is in dispute. Management states that James River Paper Corporation will settle for a substantially reduced amount. The note was due in December 1998.

The remaining notes payable to two other creditors ($67,514) were due in October and December 1997. The Company is in arrears on payments due under these notes.

NOTE 6- CONTRACT AGREEMENTS

The Company has purchased a copier and fax for $12,600. The Company has agreed to make payments of $436.24 commencing May 4, 1997 for 36 months.

On June 15, 1995, the Company purchased computers for $6,990.00 and has agreed to pay $253.00 per month for 36 months.

Currently, the Company is in default on the above agreements.

                                TOUCH-IT, INC.,

                         NOTES TO FINANCIAL STATEMENTS

NOTE 7- Y2K Compliance

The Company's computer systems are Y2K compliant.

NOTE 8- SUBSEQUENT EVENTS

Effective February 26, 1999, Starplan Technologies, Ltd., Inc., a Foreign corporation, was merged with and into Touch-It, Inc., the surviving Corporation in a non-taxable transaction. Touch-It, Inc changed its name to Global Cyber Sports.Com, Inc. and formed a subsidiary company named Touch-It, Inc.

In exchange for the shares of Starplan Technologies, Ltd. and $1,000, the shareholders of Starplan Technologies, Ltd. received 26,320,000 no par common shares of Global Cyber Sports.Com, Inc. This distribution was made on the basis of one share of Global Cyber Sports.Com, Inc. for each share of Starplan Technologies, Ltd. The former shareholders of Touch-It, Inc. received 1,687,332 shares of Global Cyber Sports.Com, Inc. The distribution was made on the basis of one share of Global Cyber Sport.Com, Inc. for each share of Touch-It, Inc.

Approximately 50% of the shares received by the former shareholders of Starplan Technologies, Ltd. will be used in a public offering to raise operating funds.

                          GLOBAL CYBER SPORTS.COM, INC.

                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                                  AUDIT REPORT

                                DECEMBER 31, 1999

                            JANET LOSS, C.P.A., P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                       1777 S. HARRISON STREET, SUITE 2100
                             DENVER, COLORADO 80210

                          GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                          INDEX TO FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

ITEM                                                                                      PAGE

Report of Certified Public Accountant.....................                                   1


Balance Sheet, December 31, 1999 .........................                                   2

Statement of Operations, for the
Year Ended December 31, 1999..............................                                   3

Statement of Stockholders' Equity (Deficit),
For the Year Ended December 31, 1999......................                                   4

Statement of Cash Flows
For the Year Ended December 31, 1999 .....................                                   5

Notes to Financial Statements............................                                   6-8


                            JANET LOSS, C.P.A., P.C.
                          CERTIFIED PUBLIC ACCOUNTANT
                      1777 S. HARRISON STREET, SUITE 2100
                             DENVER, COLORADO 80210
                                 (303) 782-0878

Board of Directors
Global Cyber Sports.Com, Inc.
(Formerly Known as Touch-It, Inc.)
3110 Fairview Park Drive, Suite 1400
P. O. Box 12001
Falls Church, Virginia  22042

I have audited the accompanying Balance Sheet of Global Cyber Sports.Com, Inc. (Formerly Known as Touch-It, Inc.) as of December 31, 1999 and the related Statements of Operations, Stockholders' Equity (Deficit), and Cash Flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on the test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Cyber Sports.Com, Inc. (Formerly Known as Touch-It, Inc.) as of December 31, 1999, and its cash flows for the year ended December 31, 1999.

Janet Loss, C.P.A., P.C.

February 25, 2000


                                       1
                          GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                                  BALANCE SHEET
                                DECEMBER 31, 1999

      ASSETS

CURRENT ASSETS:

     Goodwill (Note V)                                       $ 1,933,057
                                                             -----------

        TOTAL ASSETS                                         $ 1,933,057
                                                             ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

    Overdraft                               $      2,281
    Accounts Payable                              16,261
                                            ------------
    TOTAL CURRENT LIABILITIES                                $    18,542

STOCKHOLDERS' EQUITY:

    Common stock, no par
    Value, 100,000,000 shares
    Authorized, and 28,007,332 shares
    Issued and outstanding                  $  2,000,319

    Contributed Capital                            1,000

    Deficit                                      (86,804)
                                            -------------
      Total Stockholders' Equity (Deficit)                     1,914,515
                                                             -----------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT)                         $ 1,933,057
                                                             ===========


The accompanying notes are an integral part of the financial statements.

                         GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                            STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1999

REVENUES:

    Sales                                                           $     9,445
                                                                    -----------

COST OF GOODS SOLD:

    Materials                                                             4,722
    Freight Expense                                                         739
                                                                    -----------
        TOTAL COST OF GOODS SOLD                                          5,461
                                                                    -----------
    GROSS PROFIT                                                          3,984
                                                                    -----------
GENERAL AND ADMINISTRATIVE EXPENSES:
    Advertising and Promotion                                       $       219
    Auto Expenses                                                           198
    Bank Charges                                                          2,139
    Consulting Expenses                                                  10,850
    Depreciation Expenses                                                 1,667
    Filing and Transfer Fees                                              8,584
    Investors' Relationships                                              2,234
    Office Supplies and Expenses                                          2,738
    Postal Expenses                                                       2,328
    Professional Services                                                19,398
    Press Releases                                                        2,500
    Rent Expense                                                          6,693
    Telephone Expenses                                                   15,002
    Travel and Entertainment                                             29,730
                                                                    -----------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                           $   104,280
                                                                    ===========

    NET (LOSS) BEFORE OTHER INCOME AND EXPENSES                        (100,296)
                                                                    -----------

OTHER INCOME AND EXPENSES:

    Gain on Divestiture of subsidiary                                    39,781
    Merger and Acquisition Costs                                        (23,930)
    Interest Expense                                                     (2,359)
                                                                    -----------
TOTAL OTHER INCOME AND (EXPENSES)                                        13,492
                                                                    -----------

    NET INCOME (LOSS)                                               $   (86,804)
                                                                    ===========
NET (LOSS) PER SHARE                                                $   (0.0037)
                                                                    ===========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                                            23,620,665
                                                                    ===========

The accompanying notes are an integral part of the financial statements.

                         GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                      For the Year Ended December 31, 1999

                         Common                                                                   Total
                         Stock         Common Stock        Contributed                        Stockholders'
                         Shares           Amount             Capital        (Deficit)           (Deficit)
                    ----------------- ------------------ ---------------- ---------------- ---------------------
Balance
January 1, 1999
                         1,687,332        $  812,882         $ 169,714     $(1,492,037)        $(509,441)
February 26, 1999
Merger with
Starplan
Technologies, Ltd.-

Shares issued for                                                                       0
cash                         885,050            67,262              1000                             68,262

Shares issued for
goodwill (Note V)         25,434,950         1,933,057                 0                0         1,933,058

Additional Funds
contributed
January 1, 1999
thru April 30,
1999                               0                 0            30,314                 0            30,314

June 10, 1999
Divestiture of
assets and
liabilities that
Touch-It, Inc.
had prior to the
February 12, 1999                  0          (812,882)         (200,028)        1,492,037           479,127
merger.

Net (Loss) for
the year ended
December 31, 1999                  0                 0                 0           (86,804)          (86,804)
                         -----------        ----------       -----------        -----------       ----------

Balance December
31, 1999                  28,007,332        $2,000,319       $     1,000       $   (86,804)       $1,914,515
                         ===========        ==========       ===========        ===========       ==========

    The accompanying notes are an integral part of the financial statements.

                          GLOBAL CYPER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

                             STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1999

CASH FLOWS FROM (TO) OPERATING
ACTIVITIES:

    Net Income (Loss)                                               $   (86,804)

    Depreciation                                                          1,667

    Increase in Current Assets                                       (1,872,482)

    Decrease in Current Liabilities                                    (506,225)

    Decrease in Loans Due to Investors                                  (65,535)
                                                                    -----------

CASH (USED) IN OPERATING ACTIVITIES                                  (2,529,379)

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

    Decrease in Fixed Assets                                             18,619
                                                                    -----------
CASH PROVIDED IN INVESTING ACTIVITIES                                    18,619
                                                                    -----------
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

    Increase in Capital Stock
      Due to Merger                                                   2,001,319

    Additional Funds in Contributed
      Capital                                                            30,314

    Increase in Capital Due to June
      12, 1999 Divestiture of Touch-It, Inc.                            479,127
                                                                    -----------

CASH PROVIDED BY FINANCING ACTIVITIES                                 2,510,760

CASH, BEGINNING OF PERIOD                                                     0
                                                                    -----------
CASH, END OF PERIOD                                                 $         0
                                                                    ===========



The accompanying notes are an integral part of the financial statements.

                          GLOBAL CYBER SPORTS.COM, INC.
                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Touch-It, Inc. (the Company) was incorporated in Utah on April 15, 1992 for the purpose of manufacturing and marketing paper products that have been treated with thermochromic inks and dyes. This process creates paper products that change color upon touch.

On February 26, 1999 the Company entered into a merger agreement with Starplan Technologies, Ltd. (A Foreign Company). The surviving Corporation will carry on business with the assets of Starplan Technologies, Ltd. As well as with the assets of Touch-it, Inc.

In exchange for the shares of Starplan Technologies, Ltd. And $1,000, the shareholders of Starplan Technologies, Ltd. Received 26,320,000 no par common shares of Global Cyber Sports.Com, Inc. for each share of Starplan Technologies, Ltd. The former shareholders of Touch-It, Inc. received 1,687,332 shares of Global Cyber Sports.Com, Inc. The contribution was made on the basis of one share of Global Cyber Sports.Com, Inc. for each share of Touch-It, Inc. The acquisition was a reverse acquisition and was recorded under the Purchase method of accounting.

The surviving corporation then changed its name to Global Cyber Sports.Com, Inc. and formed a subsidiary company named Touch-It, Inc. The business purpose of the new Company is for online E-commerce, with emphasis on propriety sports oriented content and merchandising of product directly to internet sporting news industry leaders, as well as its own high traffic web sites.

The new surviving Corporation assumed all of the assets and liabilities of the merging companies in the same manner as if the surviving Corporation had itself incurred them. All rights of creditors and all liens on the property of each constituent corporation shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the merger.

Accounting Method

    The Company records income and expense on the accrual method.

Cash and Cash Equivalents

    Cash and cash equivalents includes cash on hand, cash on deposit, and highly liquid investments with maturities generally of three months or less. At December 31, 1999, there were no cash equivalents.

Year-end

    The Company has elected to have a fiscal year ended December 31.

                          GLOBAL CYBER SPORTS.COM, INC.

                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

Public Offering Costs

    The costs incurred in connection with its public offering have been charged to operations as incurred.

Use of Estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ, management believes that the estimates are reasonable.

NOTE II - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

The Company's ability to continue as a going concern is dependent on obtaining sufficient additional financing. The activity of the Company was in the inactive stage for the last six months of 1999.

NOTE III - DIVESTITURE OF SUBSIDIARY

On June 10, 1999 the Company signed an agreement for the divestiture of its subsidiary, Touch-It, Inc. Therefore, all assets and liabilities which the Company acquired by the merger in February of 1999 was divested to Touch-It Nevada, Inc. for $100.

NOTE IV - CONTINGENT LIABILITY

The Company has ascertained that the Company would not be liable for any liabilities transferred to Touch-It Nevada, Inc. if for any reason these liabilities were not paid by Touch-It Nevada, Inc.

                          GLOBAL CYBER SPORTS.COM, INC.

                       (FORMERLY KNOWN AS TOUCH-IT, INC.)

NOTE V - GOODWILL - $1,933,057

Stock was issued for goodwill shortly after the merger the Company acquired the distribution right to:

1) The Ferrari merchandise for the North American retail market (USA and Canada) and the internet, with the exception of apparel distribution to Ferrari car dealerships.

2) Licensed Formula I approved for the North American retail market (USA and Canada) and the internet.

The Company's website is listed as follows:
     GLOBALCYBERSPORTS.COM,INC